SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For the Period Ended:  December 31, 1998

[ ]  Transition  Report  on Form  10-K
[ ]  Transition  Report  on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

I.   Registrant Information

     IGI, INC.
     Wheat Road and Lincoln Avenue
     Buena, NJ 08310 - 0687

II.  Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement of other exhibit required by Rule 12b-25(c) has been attached if applicable.


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III. Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The company requires the extension due to the effect upon its preparation of the annual 10-K filing occasioned by the recent settlement of regulatory matters with the United States Departments of Agriculture, Treasury, and Justice. Information necessary for the proper reporting of the effect of the settlement, which was finalized on March 23, could not be developed by the March 31 filing deadline.

IV.  Other Information

(1) Name and telephone number of person to contact in regard to this notification

           Edward B. Hager, M.D.    (609) 697-1441

(2) Have all other periodic reports required under Section 13 or Section 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                   [X]  Yes      [ ]  No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                   [_]  Yes      [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                    IGI, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


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Date: March 31, 1999                            By: /s/ Edward B. Hager, M.D.
                                                  ------------------------------
                                                       Edward B. Hager, M.D.
                                                       Chairman and Chief
                                                       Executive Officer